EXHIBIT 99.2

For Further Information Contact:

Nymox Pharmaceutical Corporation

1-800-93NYMOX

www.nymox.com

For Immediate Release:

IMPORTANT NOTICE: NYMOX Cautions Shareholders Not to Take Calls or Participate in Unauthorized Improper Shareholder Meeting

IRVINE CA, October 31, 2023.  The following is Nymox's response to an unauthorized shareholder meeting:

Nymox Pharmaceutical Corporation [OTC Markets – NYMXF] (the “Company” or “Nymox”) warns its shareholders that false and manipulative behavior is involved in attempts to hold what the Company believes is an unlawful, unauthorized, and improper "shareholders meeting" that does not have the support of the Company or anyone currently associated with the Company. The Company has heard from a number of shareholders who are listed on Nymox’s proprietary shareholders list that they have been contacted by a proxy solicitation company in New York.  That proprietary shareholder list is considered by the Company to be confidential, trade secret information that has been stolen by the individuals attempting to have this “shareholders meeting.”  Those individuals have used this confidential, stolen information to contact you, the Company’s shareholders, in violation of their duties as former executives of the Company, in violation of their non-disclosure agreements, and in the Company’s opinion, in violation of the law.  If these individuals show such blatant disregard for your, our shareholders’ confidentiality, and freely violate their duties of loyalty, good faith, non-disclosure agreement, etc., just imagine what they would do if they had control of all of the Company’s property?  Don't be misled by their improper, unauthorized, and misleading acts.

Long before this group brought their highly suspicious claim in a Bahamas court to secure an Order, with no participation by the Company, Nymox had filed detailed criminal complaints with various law enforcement agencies at both the state and federal level and has carried out appropriate actions to protect the shareholders. Actions have also been filed in civil court, with legal associations, and with other relevant government agencies, and extra precautions have been taken to ensure the security of the Company’s property from this group.

The Nymox Board has been fully supported by the vast majority of voting shareholders of Nymox who have legally provided the Company with their full support. You the shareholders have told the Company this in writing.

Former General Counsel Mr. Lanham leaves a trail of embezzlement, forgeries, fraudulent, and negligent actions, including his current refusal to return to the Company its corporate documents and records, and his unauthorized and unlawful use of the Company property to support this group’s actions. Some of you may have received highly sensitive and confidential property of Nymox in flagrant violations of Mr. Lanham’s confidentiality agreement with the Company, and in violation of his continuing duty owed to Nymox and its shareholders. In blatant disregard to his sworn under oath certificate with the Supreme Court of California filed to avoid a lengthy suspension from the California Bar, Lanham continued to practice law, failed to inform Nymox of his suspensions, and double-dipped by invoicing Nymox for legal services (despite being compensated as a full time General Counsel) during the 3-month period in which he swore under oath to the Supreme Court of California he would not practice law.

Ex-CFO 3-Month Riley, with Lanham and former board member and lawyer Cutler have been executives of a separate entity for many years. None of them ever disclosed their relationship in this entity to Nymox, which is a serious breach of their duties and obligations to Nymox shareholders. This separate company’s address is the very same address of Mr. Lanham’s office where he invoices Nymox for legal services, all unknown to Nymox while they were associated with the Company. We have been informed by more than one individual that Lanham and 3-Month Riley have approached Nymox Shareholders in the past seeking investment in their separate company, not Nymox.

Nymox has recently been informed by at least one individual that Lanham offered him NYMOX STOCK (diluting your, the shareholder’s interest in the company), as a kickback for investing in this separate company.

At the time Lanham introduced Cutler to Nymox and recommended him to serve on the Company’s board, Cutler had filed for bankruptcy in Texas, and entered into bankruptcy in early 2016, rendering him unauthorized to be a member of the board. Neither Lanham nor Cutler ever informed Nymox of this.

Lanham and 3-Month Riley highly encouraged Nymox’s CEO to sign an agreement with a distributor (Ascella), informing him the agreement was mostly boilerplate, in which both Lanham and Riley could have received huge amounts of Nymox stock. In addition, Ascella’s CEO Oldham would have been awarded a seat on the board, as well as 3-Month Riley, which would have dramatically changed control of Nymox.

Neither one informed Nymox’s CEO or other board members of their financial interest in that agreement, the result of which would have invalidated that agreement if signed as they so highly desired. Entering into that agreement could have exposed Nymox to liabilities, and would have dramatically harmed Nymox shareholders. As any responsible company would do after uncovering this obvious kick-back scheme, Lanham and Riley were immediately terminated.

Since their justified termination, Riley, Lanham, and Cutler have retaliated against Nymox management, spreading rumors, mistruths, and trying but FAILING miserably to fool shareholders. After more than 3 months of constant communication with shareholders, they have managed to garner the support of only a very tiny fraction of shareholders. With the full backing and funding by Ascella, they sought recourse in an underhanded legal proceeding in the Bahamas that resulted with the issuance of an Order that the Company is confident will be set aside. Nymox has requested a stay of the Order pending a full hearing on the claims, which Nymox will oppose and is confident it will succeed on the merits, effectively erasing all of this group’s actions to date, including improperly calling an unauthorized shareholder meeting and contacting Nymox shareholders without authorization.

Some but not all relevant information about these terminated individuals and ex-board members and their malfeasances are summarized below:

1.

3-Month Riley lied on his resume about securing $62.5 million for another company in order to gain his position as Company CFO; lied about his business relations with the other persons mentioned here; and attempted to steal 100,000 shares from Nymox treasury before he was fired after 3 months as CFO, amongst many other malfeasances. 3- Month Riley also has used stolen company property to launch his campaign for the past several months attempting to damage the company.

2.

Lanham, ex-general counsel concealed a career-long history of infractions, extended suspension of law license, all concealed during the same time while being paid by the Company for legal work. Lanham has fraudulently double dipped by billing the Company for legal services (and approving his bills) while being paid many hundreds of thousands of dollars as full time General Counsel, fraudulently attempted to steal stock from the Nymox Treasury, has stolen cash from a Company account after he was terminated, and has violated a long list of confidentiality and fiduciary obligations. Lanham has stolen Company records.

3.

Cutler sat on the Nymox Board and did legal work for Nymox but failed to inform the Company at any time that during that time he was suspended from the California Bar, that he had undergone bankruptcy, and that he had failed to keep his court settlement conditions of his bankruptcy, all of which disqualify him from the Company Board. He should have immediately been removed from the Board but these infractions were concealed from the Company by Cutler and Lanham.

The Company had adequate control mechanisms in place, and had no reason to suspect any malfeasance or wrongdoing by Lanham, Cutler, and Riley.  In fact, the concealment persisted because some of the control mechanisms included review and approval by one or the other individual.  Rest assured, the Company is on solid footing, and is taking every action possible to protect its shareholders’ interests.

The Company trusts that our loyal and law abiding shareholders will find this report (and other information when it is communicated) informative.

Final notes for this communication:

Since the day the above individuals were terminated, the Company stock price has improved by more than 3-fold.

More good milestones to follow for your Company.

Paul Averback MD, CEO of Nymox said, "We are extremely pleased that the NYMOZARFEX (TM) MAA submission was accepted for review by the UK authorities. We again thank our long-term supporters and all team members and expert collaborators from many disciplines for their solid contributions and steady efforts involved in the ongoing process. There is a great need for men throughout the world to have access to this treatment technology, which is unique. We will continue to provide updates and communications to our valued supporters whenever appropriate. "

About NYMOX

Nymox is in the process of submitting applications for the approval to market the Company's first in class drug NYMOZARFEX (TM) to treat the symptoms of benign prostatic hyperplasia (BPH). BPH is one of the most common conditions affecting middle aged and elderly men throughout the world. BPH can be devastating to men who suffer from the condition. Current treatments are associated with numerous intolerable side effects including sexual problems, such as impotence and retrograde ejaculation. Medications for BPH have been associated with prostate cancer, depression, gynecomastia and other adverse effects. The majority of men stop taking the available medications due to these and other problems. Surgery is often needed for advanced BPH. Surgery is usually effective but it is not without risks, the discomforts of surgery, and BPH surgery has side effects such as permanent retrograde ejaculation for many patients.

Nymox recently reported 10-year follow-up new data on all available patients from its U.S. clinical trial of NYMOZARFEX (TM) for the treatment of low grade localized prostate cancer. The available long-term data newly assessed, confirmed that all available data shows that the NYMOZARFEX (TM) treatment had important and statistically significant benefit for reducing the long-term progression of these prostate cancers.

About NYMOZARFEX (TM) (Fexapotide)

NYMOZARFEX (TM) is given in an in-office procedure that is administered in a few minutes without need of anesthesia or analgesia. The drug has been tested in clinical trials involving overall more than 1750 patients with over 1600 injections administered including over 1200 NYMOZARFEX (TM) administrations. NYMOZARFEX (TM) has led to significant long-term improvements and has shown an excellent safety profile without the side effects normally associated with existing BPH treatments.

For more information please contact info@nymox.com or 800-936-9669.

Forward Looking Statements

To the extent that statements contained in this press release are not descriptions of historical facts regarding Nymox, they are forward-looking statements reflecting the current beliefs and expectations of management made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995, including statements regarding the need for new options to treat BPH and prostate cancer, the potential of Fexapotide to treat BPH and prostate cancer and the estimated timing of further developments for Fexapotide. Such forward-looking statements involve substantial risks and uncertainties that could cause our clinical development program, future results, performance or achievements to differ significantly from those expressed or implied by the forward-looking statements. Such risks and uncertainties include, among others, the uncertainties inherent in the clinical drug development process, including the regulatory approval process, the timing of Nymox's regulatory filings, Nymox's substantial dependence on Fexapotide, Nymox's commercialization plans and efforts and other matters that could affect the availability or commercial potential of Fexapotide. Nymox undertakes no obligation to update or revise any forward looking statements. For a further description of the risks and uncertainties that could cause actual results to differ from those expressed in these forward-looking statements, as well as risks relating to the business of Nymox in general, see Nymox's current and future reports filed with the U.S. Securities and Exchange Commission, including its Annual Report on Form 20-F for the year ended December 31, 2022, and its Quarterly Reports.